Exhibit 4.1

THE GOLDMAN SACHS

ASSET MANAGEMENT PERFORMANCE PLAN (2019)

Contents

ARTICLE I

GENERAL

1.1	Purpose	1
1.2	Definitions of Certain Terms	1
1.3	Administration	7
1.4	Persons Eligible for Awards	8
1.5	Types of Awards Under Plan	8
1.6	Fund Units Available for Awards	9

ARTICLE II

AWARDS UNDER THE PLAN

2.1	Agreements Evidencing Awards	9
2.2	No Rights with Respect to Fund	9
2.3	No Investment Obligation.	9
2.4	Phantom Unit Awards	9
2.5	Other Fund-Unit Based or Fund Unit-Related Awards	10
2.6	Dividend Equivalent Rights	10

ARTICLE III

MISCELLANEOUS

3.1	Amendment of the Plan or Award Agreement	11
3.2	Tax Withholding	11
3.3	Required Consents and Legends	11
3.4	Right of Offset	12
3.5	Nonassignability	12
3.6	Change in Control	13
3.7	Other Conditions to Awards	14
3.8	Right of Discharge Reserved	14
3.9	Nature and Form of Payments	14
3.10	Non-Uniform Determinations	15
3.11	Other Payments or Awards	15
3.12	Plan Headings; References to Laws, Rules or Regulations	15
3.13	Date of Adoption and Term of Plan	15
3.14	Governing Law	15
3.15	Arbitration	16

-i-

3.16	Severability; Entire Agreement	17
3.17	Waiver of Claims	18
3.18	No Third Party Beneficiaries	18
3.19	Certain Fees and Expenses	18
3.20	Payments	18
3.21	Coordination with Other Plans	19
3.22	Successors and Assigns of GS Inc.	19

-ii-

THE GOLDMAN SACHS

ASSET MANAGEMENT PERFORMANCE PLAN (2019)

ARTICLE I

GENERAL

1.1	Purpose

The purpose of The Goldman Sachs Asset Management Performance Plan (2019) is to: (i) attract, retain and motivate certain select portfolio managers and other employees in Goldman Sachs Asset Management (“GSAM”) and align their year-end variable compensation with the interests of investors in relevant GSAM mutual funds, (ii) assist the Firm in ensuring that its compensation program does not provide incentives to take imprudent risks and (iii) comply with regulatory requirements. The terms of the Plan were approved by the Compensation Committee of the Board (defined below) on December 19, 2019.

1.2	Definitions of Certain Terms

Unless otherwise specified in an applicable Award Agreement, the terms listed below shall have the following meanings for purposes of the Plan and any Award Agreement.

1.2.1    “AAA” means the American Arbitration Association.

1.2.2    “Award” means an award made pursuant to the Plan.

1.2.3    “Award Agreement” means the written document or documents by which each Award is evidenced, including any related Award Statement and signature card.

1.2.4    “Award Statement” means a written statement that reflects certain Award terms.

1.2.5    “Board” means the Board of Directors of GS Inc.

1.2.6    “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by Federal law or executive order to be closed.

1.2.7    “Cause” means (a) the Grantee’s conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (i) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, or (ii) on a felony charge, or (iii) on an equivalent charge to those in clauses (i) and (ii) in jurisdictions which do not use those designations, (b) the Grantee’s engaging in any conduct which constitutes an employment disqualification under applicable law

(including statutory disqualification as defined under the Exchange Act), (c) the Grantee’s willful failure to perform the Grantee’s duties to the Firm, (d) the Grantee’s violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which the Firm is a member, (e) the Grantee’s violation of any Firm policy concerning hedging or pledging or confidential or proprietary information, or the Grantee’s material violation of any other Firm policy as in effect from time to time, (f) the Grantee’s engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of the Firm or (g) the Grantee’s engaging in any conduct detrimental to the Firm. The determination as to whether Cause has occurred shall be made by the Committee in its sole discretion and, in such case, the Committee also may, but shall not be required to, specify the date such Cause occurred (including by determining that a prior termination of Employment was for Cause). Any rights the Firm may have hereunder and in any Award Agreement in respect of the events giving rise to Cause shall be in addition to the rights the Firm may have under any other agreement with a Grantee or at law or in equity.

1.2.8    “Change in Control” means the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving GS Inc. (a “Reorganization”) or sale or other disposition of all or substantially all of GS Inc.’s assets to an entity that is not an affiliate of GS Inc. (a “Sale”), that in each case requires the approval of GS Inc.’s shareholders under the law of GS Inc.’s jurisdiction of organization, whether for such Reorganization or Sale (or the issuance of securities of GS Inc. in such Reorganization or Sale), unless immediately following such Reorganization or Sale, either: (a) at least 50% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of (i) the entity resulting from such Reorganization, or the entity which has acquired all or substantially all of the assets of GS Inc. in a Sale (in either case, the “Surviving Entity”), or (ii) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, as such Rule is in effect on the date of the adoption of The Goldman Sachs 1999 Stock Incentive Plan) of 50% or more of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the Surviving Entity (the “Parent Entity”) is represented by GS Inc.’s securities (the “GS Inc. Securities”) that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such GS Inc. Securities were converted pursuant to such Reorganization or Sale) or (b) at least 50% of the members of the board of directors (or similar officials in the case of an entity other than a corporation) of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Reorganization or Sale were, at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization or Sale, individuals (the “Incumbent Directors”) who either (i) were members of the Board on the Effective Date or (ii) became directors subsequent to the Effective Date and whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of GS Inc.’s proxy statement in which such persons are named as nominees for director).

1.2.9    “Client” means any client or prospective client of the Firm to whom the Grantee provided services, or for whom the Grantee transacted business, or whose identity became known to the Grantee in connection with the Grantee’s relationship with or employment by the Firm.

1.2.10    “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the applicable rulings and regulations thereunder.

1.2.11    “Committee” means the committee appointed by the Board to administer the Plan pursuant to Section 1.3. Unless otherwise determined by the Board, the Committee shall be the Compensation Committee of the Board subject to any allocation or delegation of powers, responsibilities or duties permitted under Section 1.3.2.

1.2.12    “Common Stock” means common stock of GS Inc., par value $0.01 per share.

1.2.13    “Competitive Enterprise” means an existing or planned business enterprise that (a) engages, or may reasonably be expected to engage, in any activity, (b) owns or controls, or may reasonably be expected to own or control, a significant interest in any entity that engages in any activity, or (c) is, or may reasonably be expected to be, owned by, or a significant interest in which is, or may reasonably be expected to be, owned or controlled by, any entity that engages in any activity that, in any case, competes or will compete anywhere with any activity in which the Firm is engaged. The activities covered by this definition include, without limitation, financial services such as investment banking; public or private finance; lending; financial advisory services; private investing for anyone other than the Grantee and members of the Grantee’s family (including for the avoidance of doubt, any type of proprietary investing or trading); private wealth management; private banking; consumer or commercial cash management; consumer, digital or commercial banking; merchant banking; asset, portfolio or hedge fund management; insurance or reinsurance underwriting or brokerage; property management; or securities, futures, commodities, energy, derivatives, currency or digital asset brokerage, sales, lending, custody, clearance, settlement or trading.

1.2.14    “Conflicted Employment” means the Grantee’s employment at any U.S. Federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer determined by the Committee, if, as a result of such employment, the Grantee’s continued holding of any Outstanding Award would result in an actual or perceived conflict of interest.

1.2.15    “Date of Grant” means the date specified in the Grantee’s Award Agreement as the date of grant of the Award.

1.2.16    “Dividend Equivalent Right” means a dividend equivalent right granted under the Plan, which represents an unfunded and unsecured promise to pay to the Grantee (including, to the extent permitted under applicable law, through credit of additional Phantom Units) amounts equal to all or any portion of the regular cash dividend or other similar distribution that would be paid on Fund Units covered by an Award if such Fund Units had been delivered pursuant to an Award.

1.2.17    “Effective Date” means the date set forth in Section 3.13 hereof.

1.2.18    “Employment” means the Grantee’s performance of services for the Firm, as determined by the Committee. The terms “employ” and “employed” shall have their correlative meanings. The Committee in its sole discretion may determine (a) whether and when a Grantee’s leave of absence results in a termination of Employment (for this purpose, unless the Committee determines otherwise, a Grantee shall be treated as terminating Employment with the Firm upon the occurrence of an Extended Absence), (b) whether and when a change in a Grantee’s association with the Firm results in a termination of Employment and (c) the impact, if any, of any such leave of absence or change in association on Awards theretofore made. Unless expressly provided otherwise, any references in the Plan or any Award Agreement to a Grantee’s Employment being terminated shall include both voluntary and involuntary terminations.

1.2.19    “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the applicable rules and regulations thereunder.

1.2.20    “Extended Absence” means the Grantee’s inability to perform for six (6) continuous months, due to illness, injury or pregnancy-related complications, substantially all the essential duties of the Grantee’s occupation, as determined by the Committee.

1.2.21    “Fair Market Value” means, with respect to a Fund Unit on any day, the fair market value as determined based on the publicly-reported per share or unit price of the Fund, or, if not applicable or appropriate, in accordance with a valuation methodology approved by the Global Head of Reward in consultation with GSAM leadership.

1.2.22    “FINRA” means the Financial Industry Regulatory Authority.

1.2.23    “Firm” means GS Inc. and its subsidiaries and affiliates.

1.2.24    “Fund” means, with respect to an Award, the investment fund(s), other investment vehicle(s) or other entity designated as such in the Award Statement from time to time.

1.2.25    “Fund Interest” means, with respect to an Award, the interest in a Fund, of the class, series and/or other designation, designated as such in the Award Statement from time to time.

1.2.26    “Fund Unit” means, with respect to an Award, and without limitation on Section 1.3.1, (a) if the Fund Interests underlying the Award are denominated in units or shares, one such unit or share, respectively, or (b) such other measurement of a Fund Interest in a Fund as determined by the Committee and described in the Award Statement from time to time.

1.2.27    “Good Reason” means, in connection with a termination of employment by a Grantee following a Change in Control, (a) as determined by the Committee, a materially adverse alteration in the Grantee’s position or in the nature or status of the Grantee’s responsibilities from those in effect immediately prior to the Change in Control or (b) the Firm’s requiring the Grantee’s principal place of Employment to be located more than seventy-five (75) miles from the location where the Grantee is principally Employed at the time of the Change in Control (except for required travel on the Firm’s business to an extent substantially consistent with the Grantee’s customary business travel obligations in the ordinary course of business prior to the Change in Control).

1.2.28    “Governing Documents” means, with respect to a Fund, collectively, the organizational documents of the Fund and all other documents governing the rights and responsibilities of a holder of an interest in the Fund, on the one hand, and the Fund and/or other holders of interests in the Fund, on the other hand, each as in effect from time to time.

1.2.29    “Grantee” means a person who receives an Award.

1.2.30    “GS Inc.” means The Goldman Sachs Group, Inc., and any successor thereto.

1.2.31    “New York Stock Exchange” means the New York Stock Exchange, Inc. and any successor exchange or trading market that is the principal trading market for the Common Stock.

1.2.32    “Outstanding” means any Award to the extent it has not been forfeited, canceled, terminated or with respect to which full payment has not been previously made.

1.2.33    “Payment Date” means each date specified in the Grantee’s Award Agreement as a payment date.

1.2.34    “Phantom Units” means an Award of phantom Fund Units granted under the Plan, which represents an unfunded and unsecured promise of GS Inc. to pay, unless otherwise determined by the Committee, a cash amount equal in value to the Fair

Market Value of a specified number of Fund Units in accordance with the terms of the Phantom Unit Award Agreement, and which may be subject to certain forfeiture provisions and/or other terms and conditions specified herein and in the Phantom Unit Award Agreement.

1.2.35    “Plan” means The Goldman Sachs Asset Management Performance Plan (2019), as described herein and as hereafter amended from time to time.

1.2.36    “Retirement” means termination of the Grantee’s Employment (other than for Cause) on or after the Date of Grant at a time when (i) (A) the sum of the Grantee’s age plus years of service with the Firm (as determined by the Committee in its sole discretion) equals or exceeds 60 and (B) the Grantee has completed at least 10 years of service with the Firm (as determined by the Committee in its sole discretion) or, if earlier, (ii) (A) the Grantee has attained age 50 and (B) the Grantee has completed at least five years of service with the Firm (as determined by the Committee in its sole discretion).

1.2.37    “Section 409A” means Section 409A of the Code, including any amendments or successor provisions to that Section and any regulations and other administrative guidance thereunder, in each case as they, from time to time, may be amended or interpreted through further administrative guidance.

1.2.38    “SIP Administrator” means each person designated by the Committee as a “SIP Administrator” with the authority to perform day-to-day administrative functions for the Plan.

1.2.39    “SIP Committee” means the persons who have been delegated certain authority under the Plan by the Committee.

1.2.40    “Solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, suggesting, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

1.2.41    “Vested” means, with respect to an Award, the portion of the Award that is not subject to a condition that the Grantee remain actively employed by the Firm in order for the Award to remain Outstanding. The fact that an Award becomes Vested shall not mean or otherwise indicate that the Grantee has an unconditional or nonforfeitable right to such Award, and such Award shall remain subject to such terms, conditions and forfeiture provisions as may be provided for in the Plan or in the Award Agreement.

1.2.42    “Vesting Date” means each date specified in the Grantee’s Award Agreement as a date on which part or all of an Award becomes Vested.

1.3	Administration

1.3.1    The Committee shall have complete control over the administration of the Plan and shall have the authority in its sole discretion to (a) exercise all of the powers granted to it under the Plan, (b) construe, interpret and implement the Plan and all Award Agreements, (c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (d) make all determinations necessary or advisable in administering the Plan, (e) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (f) amend the Plan to reflect changes in applicable law (whether or not the rights of the Grantee of any Award are adversely affected, unless otherwise provided in such Grantee’s Award Agreement), (g) grant Awards and determine who shall receive Awards, when such Awards shall be granted and the terms of such Awards, including setting forth provisions with regard to termination of Employment, such as termination of Employment for Cause or due to death, Conflicted Employment, Extended Absence, or Retirement, (h) unless otherwise provided in an Award Agreement, amend any outstanding Award Agreement in any respect, whether or not the rights of the Grantee of such Award are adversely affected, including, without limitation, to (1) accelerate the time or times at which the Award becomes Vested, (2) accelerate the time or times at which payment in respect of an Award is made, (3) waive or amend any goals, restrictions or conditions set forth in such Award Agreement, or impose new goals, restrictions and conditions, (4) freeze the amount payable under the Award, or (5) reflect a change in applicable law or the Grantee’s circumstances (e.g., a change to part-time employment status or a change in position, duties or responsibilities) and (i) determine at any time whether, to what extent and under what circumstances and method or methods (1) Awards may be (A) settled in cash, securities (including shares of Common Stock), other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Grantee’s Award, including the effect on any repayment provisions under the Plan or Award Agreement) or (B) canceled, forfeited or suspended, (2) cash, securities (including shares of Common Stock), other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee and (3) Awards may be settled by GS Inc., any of its subsidiaries or affiliates or any of its or their designees.

1.3.2    Actions of the Committee may be taken by the vote of a majority of its members present at a meeting (which may be held telephonically). Any action may be taken by a written instrument signed by a majority of the Committee members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting. The determination of the Committee on all matters relating to the Plan or any Award Agreement shall be final, binding and conclusive. The Committee may allocate among its members and delegate to any person who is not a member of the Committee or to any administrative group within the Firm, including the SIP Committee, the SIP Administrators or any of them, any of its powers, responsibilities or duties.

1.3.3    Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

1.3.4    No Liability

No member of the Board or the Committee or any employee of the Firm (each such person, a “Covered Person”) shall have any liability to any person (including any Grantee) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person shall be indemnified and held harmless by GS Inc. against and from (a) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (b) any and all amounts paid by such Covered Person, with GS Inc.’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that GS Inc. shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once GS Inc. gives notice of its intent to assume the defense, GS Inc. shall have sole control over such defense with counsel of GS Inc.’s choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under GS Inc.’s Restated Certificate of Incorporation, as may be amended from time to time, or Amended and Restated Bylaws, as may be amended from time to time, as a matter of law, or otherwise, or any other power that GS Inc. may have to indemnify such persons or hold them harmless.

1.4	Persons Eligible for Awards

Awards under the Plan may be made to such current, former (solely with respect to their final year of service) and prospective officers, directors, employees, consultants and other individuals who may perform services to one or more GSAM mutual funds, as designated and approved by the Global Head of Reward in consultation with GSAM leadership.

1.5	Types of Awards Under Plan

Awards may be made under the Plan in the form of (a) Phantom Unit Awards and (b) other Fund Unit-based or Fund Unit-related Awards that the Committee determines are consistent with the purpose of the Plan and the interests of GSAM and/or the Firm.

1.6	Fund Units Available for Awards

Except as may be provided in the Governing Documents or under the terms of any applicable Award Agreement, there will be no limit on the number or the value of Fund Units that may be subject to Awards (whether at grant or otherwise) to any individual or in the aggregate under the Plan or on the amount of Fund Units that may be delivered pursuant to any Outstanding Award.

ARTICLE II

AWARDS UNDER THE PLAN

2.1	Agreements Evidencing Awards

Each Award granted under the Plan shall be evidenced by an Award Agreement, which shall contain such provisions and conditions as the Committee deems appropriate (and which may incorporate by reference some or all of the provisions of the Plan). The Committee may grant Awards in tandem with or in substitution for any other Award or Awards granted under this Plan or any award granted under any other plan of the Firm. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award shall be subject to all of the terms and provisions of the Plan, the applicable Award Agreement and any Governing Documents.

2.2	No Rights with Respect to Fund

No Grantee (or other person having rights pursuant to an Award) shall have any of the rights of a holder of the Fund Units underlying the Award.

2.3	No Investment Obligation.

The Firm has no obligation to invest amounts corresponding to a Grantee’s Award (including, without limitation, in the Fund corresponding to a Phantom Unit). If the Firm invests amounts corresponding to Awards in any Fund, such investment shall not confer on the Grantee any right or interest in such Fund. The Grantee will have no ownership or other interest in any financial or other instrument or arrangement that GS Inc. may acquire or enter into to hedge its obligations under the Plan.

2.4	Phantom Unit Awards

2.4.1    Grant. The Committee may grant Awards of Phantom Units in such amounts and subject to such terms and conditions as the Committee may determine. A Grantee of a Phantom Unit has only the rights of a general unsecured creditor of GS Inc. until payment in respect of the Fund Unit is made as specified in the applicable Award Agreement, and shall not have any rights as a shareholder of GS Inc., or otherwise as a limited partner, shareholder, member or other investor in the applicable Fund corresponding to such Phantom Units.

2.4.2    Payment. Unless otherwise determined by the Committee, or as otherwise provided in the applicable Award Agreement, and except as provided in Sections 3.3, 3.4, 3.9 and 3.15.3, and subject to Section 3.2, an amount in cash equal to the Fair Market Value of the underlying Fund Unit (determined on a date identified by the Firm, which may be the Payment Date or such other date that may be necessary as determined by the Committee) multiplied by the corresponding number or percentage of Phantom Units specified in the Grantee’s Award Agreement with respect to the Grantee’s then Outstanding Vested Phantom Units shall be calculated and shall be paid to the Grantee on a date that is not more than 30 Business Days following the Payment Date. No payment in respect of Fund Units underlying a Grantee’s Phantom Units shall be made unless the Grantee has timely returned all required documentation specified in the Grantee’s Award Agreement or as otherwise determined by the Committee or the SIP Administrator.

2.4.3    Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan and a Grantee’s Phantom Unit Award Agreement in respect of a payment under such Phantom Units were not satisfied, then the Grantee shall be obligated, immediately upon demand therefor, to pay the Firm an amount equal to the cash paid with respect to the Phantom Units, without reduction for any amounts applied to satisfy withholding tax or other obligations in respect of such Phantom Units.

2.5	Other Fund-Unit Based or Fund Unit-Related Awards

The Committee may grant additional or other types of Fund Unit-based or Fund Unit-related Awards (including the grant or offer for sale of unrestricted Fund Units) in such amounts and subject to such terms and conditions as the Committee shall determine. Such Awards may entail the transfer of actual Fund Units to Plan participants, or payment in cash or otherwise of amounts based on the value of Fund Units, and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

2.6	Dividend Equivalent Rights

2.6.1    Grant. The Committee may grant, either alone or in connection with any other Award, a Dividend Equivalent Right.

2.6.2    Payment. The Committee shall determine whether payments in connection with a Dividend Equivalent Right shall be made in cash, other securities, through credit of additional Phantom Units (to the extent permitted under applicable law), or in another form, the time or times at which they shall be made and such other terms and conditions as the Committee shall deem appropriate. No payments will be made in respect of any Dividend Equivalent Right at a time when any performance-based goals that apply to the Dividend Equivalent Right or Award that is granted in connection with a Dividend Equivalent Right have not been satisfied (as determined by the Firm in its sole discretion).

2.6.3    Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan and a Grantee’s Award Agreement in respect of which a Dividend Equivalent Right was granted were not satisfied (including the terms and conditions of any other Award that was granted in connection with the Dividend Equivalent Right), then the Grantee shall be obligated to pay the Firm immediately upon demand therefor, any payments in connection with such Dividend Equivalent Right (and, if such payments in respect of the Dividend Equivalent Right were made in a form other than cash, as determined by the Firm in its sole discretion, either return to the Firm the property paid in respect of such Dividend Equivalent Right or an amount equal to the Fair Market Value of such payment determined at the time of payment), without reduction for any amount applied to satisfy withholding tax or other obligations in respect of such payments.

ARTICLE III

MISCELLANEOUS

3.1	Amendment of the Plan or Award Agreement

Unless otherwise provided in the Plan or in an Award Agreement, the Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any Grantee of an Award.

3.2	Tax Withholding

As a condition to payment in respect of any Award, or in connection with any other event that gives rise to a Federal or other governmental tax withholding obligation on the part of the Firm relating to an Award (including, without limitation, FICA tax), (a) the Firm may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to the Grantee, whether or not pursuant to the Plan, (b) the Committee shall be entitled to require that the Grantee remit cash to the Firm (through payroll deduction or otherwise) or (c) the Firm may enter into any other suitable arrangements to withhold, in each case in an amount sufficient in the opinion of the Firm to satisfy such withholding obligation.

3.3	Required Consents and Legends

3.3.1    If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award or the payment of any cash under the Plan, or the taking of any other action thereunder (each such action being hereinafter referred to as a “plan action”), then such plan action shall not be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee.

3.3.2    By accepting an Award, each Grantee shall have expressly provided consent to the items described in Section 3.3.3(d) hereof.

3.3.3    The term “consent” as used herein with respect to any plan action includes (a) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any Federal, state or local law, or law, rule or regulation of a jurisdiction outside the United States, (b) any and all written agreements and representations by the Grantee with respect to any matter, which the Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (c) any and all other consents, clearances and approvals in respect of a plan action by any governmental or other regulatory body or any stock exchange or self-regulatory agency, (d) any and all consents by the Grantee to (i) the Firm’s supplying to any third party recordkeeper of the Plan such personal information as the Committee deems advisable to administer the Plan and (ii) the Firm’s deducting amounts from the Grantee’s wages, or another arrangement satisfactory to the Committee, to reimburse the Firm for advances made on the Grantee’s behalf to satisfy certain withholding and other tax obligations in connection with an Award and (e) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee.

3.4	Right of Offset

The Firm shall have the right to offset against its obligation to (i) pay cash or (ii) pay dividends or make payments under Dividend Equivalent Rights (granted alone or in connection with any Award), in each case, under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Firm pursuant to tax equalization, housing, automobile or other employee programs) the Grantee then owes to the Firm and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement.

3.5	Nonassignability

3.5.1    Except to the extent otherwise expressly provided in the applicable Award Agreement and Sections 3.5.2 and 3.5.3 below, no Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated, fractionalized, hedged or otherwise disposed of (including through the use of any cash-settled instrument), whether voluntarily or involuntarily, other than by will or by the laws of descent and distribution, and all such Awards (and any rights thereunder) shall be exercisable during the life of the Grantee only by the Grantee or the Grantee’s legal representative. Notwithstanding the preceding sentence, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a Grantee to transfer any Award to any person or entity that the Committee so determines. Any sale, exchange, transfer, assignment, pledge, hypothecation, fractionalization, hedge or other disposition in violation of the provisions of this Section 3.5 shall be void. All of the terms and conditions of this Plan and the Award Agreements shall be binding upon any permitted successors and assigns.

3.5.2    The Committee may adopt procedures pursuant to which some or all Grantees of Phantom Units may transfer some or all of their Phantom Units, in each case, which shall continue to be subject to the same terms and conditions on such Award, through a gift for no consideration to any immediate family member (as determined pursuant to the procedures) or a trust in which the recipient and/or the recipient’s immediate family members in the aggregate have 100% (or such lesser amount as determined by the Committee from time to time) of the beneficial interest (as determined pursuant to the procedures).

3.5.3    The Committee may adopt procedures pursuant to which a Grantee may be permitted to specifically bequeath some or all of the Grantee’s Outstanding Phantom Units under the Grantee’s will to an organization described in Sections 501(c)(3) and 2055(a) of the Code (or such other similar charitable organization as may be approved by the Committee).

3.6	Change in Control

3.6.1    The Committee may provide in any Award Agreement for provisions relating to a Change in Control, including, without limitation, the acceleration of the vesting or payment of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any Outstanding Awards; provided, however, that, in addition to any conditions provided for in the Award Agreement, any acceleration of the vesting or payment of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any Outstanding Awards in connection with a Change in Control may occur only if (i) the Change in Control occurs and (ii) the Grantee’s Employment is terminated by the Firm without Cause or by the Grantee for Good Reason within 18 months following such Change in Control.

3.6.2    Unless otherwise provided in the applicable Award Agreement and except as otherwise determined by the Committee, in the event of a merger, consolidation, mandatory share exchange or other similar business combination of GS Inc. with or into any other entity (“successor entity”) or any transaction in which another person or entity acquires all of the issued and outstanding Common Stock of GS Inc., or all or substantially all of the assets of GS Inc., Outstanding Awards may be assumed or a substantially equivalent Award may be substituted by such successor entity or a parent or subsidiary of such successor entity, and such an assumption or substitution shall not be deemed to violate this Plan or any provision of any Award Agreement.

3.7	Other Conditions to Awards

Unless the Committee determines otherwise, the Grantee’s rights in respect of all of his or her Outstanding Awards (whether or not Vested) shall immediately terminate and such Awards shall cease to be Outstanding if: (a) the Grantee attempts to have any dispute under the Plan or his or her Award Agreement resolved in any manner that is not provided for by Section 3.15, (b) the Grantee in any manner, directly or indirectly, (1) Solicits any Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Firm or (2) interferes with or damages (or attempts to interfere with or damage) any relationship between the Firm and any Client or (3) Solicits any person who is an employee of the Firm to resign from the Firm or to apply for or accept employment with any Competitive Enterprise, (c) the Grantee fails to certify to GS Inc., in accordance with procedures established by the Committee, that the Grantee has complied, or the Committee determines that the Grantee in fact has failed to comply, with all the terms and conditions of the Plan or Award Agreement, (d) any event constituting Cause occurs with respect to the Grantee, (e) the Committee determines that the Grantee failed to meet, in any respect, any obligation the Grantee may have under any agreement between the Grantee and the Firm, or any agreement entered into in connection with the Grantee’s Employment with the Firm or the Grantee’s Award, (f) as a result of any action brought by the Grantee, it is determined that any of the terms or conditions for payment of cash in respect of an Award are invalid or (g) the Grantee’s Employment terminates for any reason or the Grantee is otherwise no longer actively Employed with the Firm and an entity to which the Grantee provides services grants the Grantee cash, equity or other property (whether vested or unvested) to replace, substitute for or otherwise in respect of any Award. By accepting payment of cash in respect of an Award, payment in respect of Dividend Equivalent Rights or any other payment under this Plan, the Grantee shall be deemed to have represented and certified at such time that the Grantee has complied with all the terms and conditions of the Plan and the Award Agreement.

3.8	Right of Discharge Reserved

Neither the grant of an Award nor any provision in the Plan or in any Award Agreement shall confer upon any Grantee the right to continued Employment by the Firm or affect any right that the Firm may have to terminate or alter the terms and conditions of the Grantee’s Employment.

3.9	Nature and Form of Payments

3.9.1    Any and all grants of Awards and payments of cash (or deliveries of other securities or property) under the Plan shall be in consideration of services performed or to be performed for the Firm by the Grantee. Awards under the Plan may, in the sole discretion of the Committee, be made in substitution in whole or in part for cash or other compensation otherwise payable to an Employee. Without limitation on Section 1.3 hereof, unless otherwise specifically provided in an Award Agreement or by applicable law, the Committee shall be permitted with respect to any or all Awards to exercise all of the rights described in Sections 1.3.1(h) and 1.3.1(i).

3.9.2    All grants of Awards and payments of cash under the Plan shall constitute a special discretionary incentive payment to the Grantee and shall not be required to be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Firm or under any agreement with the Grantee, unless the Firm specifically provides otherwise.

3.10	Non-Uniform Determinations

None of the Committee’s determinations under the Plan and Award Agreements need to be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards and (c) whether a Grantee’s Employment has been terminated for purposes of the Plan.

3.11	Other Payments or Awards

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Firm from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.12	Plan Headings; References to Laws, Rules or Regulations

The headings in this Plan are for the purpose of convenience only, and are not intended to define or limit the construction of the provisions hereof.

Any reference in this Plan to any law, rule or regulation shall be deemed to include any amendments, revisions or successor provisions to such law, rule or regulation.

3.13	Date of Adoption and Term of Plan

The Plan was adopted by the SIP Committee, effective as of the fiscal year commencing on January 1, 2019. The Board reserves the right to terminate the Plan at any time. All Awards made under the Plan prior to the termination of the Plan shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.14	Governing Law

ALL RIGHTS AND OBLIGATIONS UNDER THE PLAN AND EACH AWARD AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

3.15	Arbitration

3.15.1    Unless otherwise specified in an applicable Award Agreement, it shall be a condition of each Award that any dispute, controversy or claim between the Firm and a Grantee, arising out of or relating to or concerning the Plan or applicable Award Agreement, shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, FINRA, or, if FINRA declines to arbitrate the matter in New York City (or if the matter otherwise is not arbitrable by it), the AAA in accordance with the commercial arbitration rules of the AAA. Prior to arbitration, all claims maintained by the Grantee must first be submitted to the Committee in accordance with any claims procedures as may be determined by the Committee. Any arbitration decision and/or award will be final and binding upon the parties and may be entered as a judgment in any appropriate court. Notwithstanding any applicable forum rules to the contrary, to the extent there is a question of enforceability of this Agreement arising from a challenge to the arbitrator’s jurisdiction or to the arbitrability of a claim, such question shall be decided by a court and not an arbitrator.

3.15.2    Unless otherwise specified in an applicable Award Agreement, it shall be a condition of each Award that the Firm and the Grantee irrevocably submit to the exclusive jurisdiction of any state or Federal court located in the City of New York over any suit, action or proceeding arising out of or relating to or concerning the Plan or the Award that is not otherwise arbitrated or resolved according to Section 3.15.1. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. By accepting an Award, the Grantee acknowledges that the forum designated by this Section 3.15.2 has a reasonable relation to the Plan, any applicable Award and to the Grantee’s relationship with the Firm. Notwithstanding the foregoing, nothing herein shall preclude the Firm from bringing any suit, action or proceeding in any other court for the purpose of enforcing the provisions of this Section 3.15 or otherwise.

3.15.3    Unless otherwise specified in an applicable Award Agreement, the agreement by the Grantee and the Firm as to forum is independent of the law that may be applied in the suit, action or proceeding and the Grantee and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. By accepting an Award, (a) the Grantee waives, to the fullest extent permitted by applicable law, any objection which the Grantee may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 3.15.2, (b) the Grantee undertakes not to commence any action arising out of or relating to or concerning any Award in any forum other than a forum described in this Section 3.15 and (c) the Grantee agrees that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon the Grantee and the Firm.

3.15.4    Unless otherwise specified in an applicable Award Agreement, by accepting an Award, the Grantee irrevocably appoints each General Counsel of GS Inc., or any person whom an General Counsel of GS Inc. designates, as his or her agent for service of process in connection with any suit, action or proceeding arising out of or relating to or concerning this Plan or any Award which is not arbitrated pursuant to the provisions of Section 3.15.1, who shall promptly advise the Grantee of any such service of process.

3.15.5    Unless otherwise specified in an applicable Award Agreement, by accepting an Award, the Grantee agrees to keep confidential the existence of, and any information concerning, a dispute, controversy or claim described in this Section 3.15, except that the Grantee may disclose information concerning such dispute, controversy or claim to the arbitrator or court that is considering such dispute, controversy or claim or to his or her legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute, controversy or claim).

3.15.6    By accepting an Award, Grantee agrees to arbitrate all claims as described in this Section 3.15, in accordance with the arbitration procedure set forth in this Section 3.15, provided that nothing herein shall limit any right or obligation under applicable law or Firm policy to provide truthful information to the appropriate judicial, regulatory, administrative, or governmental authority, or preclude a Grantee from filing a charge with or participating in any investigation or proceeding conducted by a governmental authority. Nothing herein shall be construed as an agreement by either the Firm or Grantee to arbitrate claims on a collective or class basis. In addition, by accepting an Award, Grantee agrees that, to the fullest extent permitted by applicable law, no arbitrator shall have the authority to consider class or collective claims, to order consolidation or to join different claimants or grant relief other than on an individual basis to the individual claimant involved.

3.15.7    The Federal Arbitration Act governs interpretation and enforcement of all arbitration provisions under the Plan and the applicable Award Agreement, and all arbitration proceedings thereunder.

3.15.8    Notwithstanding any applicable forum rules to the contrary, to the extent there is a question of enforceability of the provisions of the Plan or the applicable Award Agreement arising from a challenge to the arbitrator’s jurisdiction or to the arbitrability of a claim, it shall be decided by a court and not an arbitrator.

3.15.9    Nothing in this Section 3.15 creates a substantive right to bring a claim under U.S., Federal, state or local employment laws.

3.16	Severability; Entire Agreement

If any of the provisions of this Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby; provided that, if any of such provisions is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. By accepting an Award, the Grantee acknowledges that the Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.17	Waiver of Claims

By accepting an Award, the Grantee recognizes and agrees that prior to being selected by the Committee to receive an Award he or she has no right to any benefits under such Award. Accordingly, in consideration of the Grantee’s receipt of any Award, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the SIP Administrator, GS Inc. or the Board or any amendment to the Plan or any Award Agreement (other than an amendment to this Plan or an Award Agreement to which his or her consent is expressly required by the express terms of an Award Agreement), and the Grantee expressly waives any claim related in any way to any Award including any claim based upon any promissory estoppel or other theory in connection with any Award and the Grantee’s employment with the Firm.

3.18	No Third Party Beneficiaries

Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement shall confer on any person other than the Firm and the Grantee of the Award any rights or remedies thereunder; provided that the exculpation and indemnification provisions of Section 1.3.4 shall inure to the benefit of a Covered Person’s estate, beneficiaries and legatees.

3.19	Certain Fees and Expenses

The Firm reserves the right to allocate to Grantees, in such manner as it deems appropriate, and Grantees may be required to pay to the Firm any fees, expenses or other amounts that may be incurred by the Firm in connection with the Plan, including by reason of establishing and maintaining an escrow account on Grantee’s behalf.

3.20	Payments

3.20.1    Payment in respect of Awards under the Plan shall be made to the Grantee reasonably promptly after the Payment Date or any other date such payment is called for, but in no case more than thirty (30) Business Days after such date.

3.20.2    In the discretion of the Committee, the payment of cash or other property may be made initially into an escrow account meeting such terms and conditions as are determined by the Firm and may be held in that escrow account until such time as the Committee has received such documentation as it may have requested or until the

Committee has determined that any other conditions or restrictions on payment required by this Award Agreement have been satisfied. The Firm may establish and maintain an escrow account on such terms and conditions (which may include, without limitation, the Grantee’s (or the Grantee’s estate or beneficiary) executing any documents related to, and the Grantee (or the Grantee’s estate or beneficiary) paying for any costs associated with, such account) as the Firm may deem necessary or appropriate.

3.21	Coordination with Other Plans

To the extent determined by the Committee, if a Grantee also is a participant in The Goldman Sachs Partner Compensation Plan (as it may be amended from time to time, the “PCP”) for a fiscal year, the Grantee shall receive an Award under this Plan only to the extent that the amount payable to the Grantee under the PCP equals or exceeds the value of all Awards to the Grantee under this Plan for such calendar year, unless otherwise determined by the Committee. To the extent determined by the Committee, any Awards granted in accordance with this Plan for any calendar year shall be in satisfaction of any amount payable to the Grantee under the PCP.

3.22	Successors and Assigns of GS Inc.

The terms of this Plan shall be binding upon and inure to the benefit of GS Inc. and its successors and assigns.